Exhibit 6.1

MARKETING AND SALES DEVELOPMENT AGREEMENT

Contract Date: May 24, 2023

Parties:

“PW”	Planet Wealth, Inc., a Delaware corporation 50 South B.B. King Blvd., Suite 350, Memphis, TN U.S.A. 38103

“MDA”	148 Ventures LLC, a Delaware limited liability company 148 Church Street, East Aurora, NY 14052

Premises:

A.	PW owns and operates the Planet Wealthtm website, on which Users may obtain information, services and goods relating to capital formation and investment.

B.	PW wishes to engage MDA as its Market Development Associate to assume primary responsibility for the marketing and sales distribution of PW’s services and good.

Agreement:

1.	Definitions. As used herein, the following terms will have the following meanings:

a.	“Funding Date” means the first date on which the proceeds from sales of securities by PW after May 1, 2023, excluding sales to persons serving as officers or directors of PW, equal or exceed One Million Dollars ($1,000,000).

b.	“Net Revenue” means gross revenue (measured on an accrual basis in accordance with generally accepted accounting principles) less discounts, refunds, incremental cost of goods sold or services rendered, and gross revenue from sale of MDA Products.

c.	“PW Attributor” means the software system employed by PW as configured from time to time to identify and provide data correlating Sales Agents with Users for purposes of compensation.

d.	“Turnkey” means an interface available to some or all Users on the PW Website that enables a User to generate a set of documents suitable for use by the User in making an offering of securities under a specific exemption from the registration requirement in Section 5 of the Securities Act of 1933.

e.	“User” means an individual or entity that has registered with PW to acquire goods and/or services available for use or purchase on the Planet Wealthtm website.

2.	Market Development. PW hereby appoints MDA to serve as Market Development Associate of PW. In that position, MDA will design and develop a product sales system and a marketing platform for goods and services offered by PW (the “MDA Services”). Among the MDA Services, MDA will:

●	Design and develop an inclusive digital marketing and sales strategy, to include the production of sales funnels and clickfunnels used to market products;

●	For purposes of advertising efficiency, research and identify valuable Internet real estate where prospective users of PW products and services aggregate;

●	Test and implement the advertising strategy using Key Performance Indicators with a goal of producing profit to fund an expanding budget;

●	In concert with PW’s Chief Information Officer (the “CIO”), design the remarketing protocol, to include organizing and scripting the drip mail/text and banner remarketing (pixels), etc. that will capitalize on the data captured by PW;

●	Jointly with CIO, design the PW Attributor;

●	Develop sales training programs and other products for sale by PW (“MDA Products”), which will be made available on the Planet Wealthtm website for purchase by all Users unless PW has reasonable cause (not including competitive benefit) to limit the availability of one or more specific MDA Products;

●	Procure, by purchase, license, joint venture or otherwise, products and services complementary to the PW products and services;

●	In concert with the CIO, direct the development of the Business Opportunity Turnkey, a Turnkey for the purpose of funding initiation of a Sales Agent’s business.

3.	Governing Policies. In performing the MDA Services, MDA will comply with the following principles:

a.	Marketing Accuracy. MDA shall not make make any representation regarding the services or goods provided by PW that is not accurate in all material respects, and shall not promise or guarantee any specific result from use of PW services.

b.	Solicitation Accuracy. MDA shall not promise or suggest the likelihood that a Sales Agent will realize any specific financial result or range thereof from services as such.

c.	Regulations. MDA shall perform all services pursuant to this Agreement in compliance with all applicable laws, including the laws of the United States of America and the laws of any state within the United States with jurisdiction over MDA’s activities. Without limiting the obligation imposed by the previous sentence, MDA will be specifically responsible for insuring that its Services meet the requirements set forth by the U.S. Federal Trade Commission in its “Guides Concerning the Use of Endorsements and Testimonials in Advertising” (16 C.F.R. 225; commonly referred to as the Endorsement Guides).

4.	Term. The Term of this Agreement shall commence on the Contract Date. The “Termination Date” of the Term shall be the first anniversary of the Funding Date. On the Termination Date, all rights and obligations under this Agreement shall terminate, except that (a) right of remedy for any breach of this Agreement shall survive the Termination Date for the applicable limitations period, (b) PW’s obligation to pay the Revenue Fee to MDA pursuant to Section 6(a) hereof shall continue for a “Tail Period” of two years from the Termination Date, and (c) PW’s obligation to pay the Products Fee to MDA pursuant to Section 6(b) hereof shall accrue whenever PW sells an MDA Product. Either Party may terminate the Term prior to the Termination Date if the other Party commits a material breach of this Agreement that is not cured within twenty days following the breaching Party’s receipt of notice of the breach. PW’s right to display or broadcast media in which Todd Wier appears in person or vocally, whether web assets, clickfunnels or other media (collectively, “Wier Media”) shall terminate upon the termination of the Tail Period, except that PW may continue to display or broadcast Wier Media in connection with the marketing of MDA Products.

5.	Budget Coverage.

a.	Through the Term of this Agreement, PW will fund the development and operations of MDA by payment of a monthly stipend in an amount that the Parties have determined to be a reasonable budget for adequate performance of the MDA Services (the “Stipend”). Commencing on the Contract Date and on the first business day of each succeeding month, PW shall pay MDA a Stipend of Twenty Thousand Dollars ($20,000). On the first day of the month following the Funding Date, the Stipend will increase to Forty Thousand Dollars ($40,000) and shall remain at that level for the remainder of the Term. If either PW or MDA determine that an increase in the Stipend would enable expansion of the MDA Services to benefit PW, the Parties will negotiate in good faith an increase in the Stipend amount. The Stipend is intended to prepay MDA’s expenses incurred in connection with the performance of the MDA Services. Such expenses will include staffing of MDA, rent and other out-of-pocket expenses related to performance of the MDA Services. The Stipend is not intended to prepay the cost of professional services of designers and marketing professionals, printing services, fees for online services, cost of media and advertisement or the cost of video production (if any) or legal fees, all of which will be paid directly by PW.

b.	For any month in which PW has not paid the Stipend in full by the tenth day of the month, the amount of the Stipend for that month will increase. The increase for any month prior to the Funding Date will be Ten Thousand Dollars ($10,000); the increase after the Funding Date will be Twenty Thousand Dollars ($20,000). The additional Stipend amount is not a penalty, but represents a reasonable reimbursement of the costs that MDA will incur by reason of the shortfall in budget coverage. If PW fails on two occasions to pay the Stipend when due, then all amounts of the Stipend otherwise payable through the remaining Term of the Agreement will become immediately due and payable.

6.	Compensation.

a.	Revenue Fee. On the tenth day (or first business day thereafter) of each calendar month during the Term of this Agreement and during the two-year Tail Period, PW shall pay to MDA a cash fee (the “Revenue Fee”). The Revenue Fee shall equal ten percent (10%) of PW’s Net Revenue recorded during the preceding month.

b.	Products Fee. On the tenth day (or first business day thereafter) following any month in which PW sells one or more MDA Products, PW shall pay to MDA a cash fee (the “Products Fee”). The Products Fee shall equal fifty percent (50%) of PW’s gross revenue from the sale of MDA Products during the preceding month.

c.	Audit Right. MDA, upon not less than fourteen days’ prior written notice, shall have the right to audit such books and records of PW as needed to determine the accuracy of the calculation of the Revenue Fee and the Products Fee. Such audit may not be conducted by MDA more than once in any six month period, except that if a Default (as defined below) is revealed by an audit or otherwise, then an audit may be conducted once in each three month period until three consecutive audits are conducted without discovery of a Default. The audit shall be conducted during normal business hours by a certified public accounting firm selected by MDA at its cost and reasonably acceptable to PW, provided that such accounting firm enters into a reasonable confidentiality agreement prior to commencing its initial audit hereunder. PW shall provide such accounting firm with access to all pertinent books and records and shall reasonably cooperate with such accounting firm’s efforts to conduct such audits. The accounting firm shall be directed to deliver its opinion to both Parties, and the opinion shall be binding upon both parties. A “Default” by PW shall be deemed to have occurred if there has been an underpayment of the aggregate amount due for the period being audited (which shall not exceed six consecutive months) of more than ten thousand dollars ($10,000). In the event of a Default by PW, PW shall reimburse MDA for the out-of-pocket costs (including accountants’ fees) incurred by MDA in connection with such audit.

7.	Arbitration of Disputes. Any controversy, dispute, or claim between the Parties arising out of, in connection with, or in relation to the formation, negotiation, interpretation, performance or breach of this Agreement shall be submitted to JAMS, Inc. (hereafter, the “Arbitration Service”) and shall be settled exclusively by arbitration, before a single-member arbitration panel located in Erie County, New York. This agreement to resolve any disputes by binding arbitration shall extend to claims against any parent, subsidiary or affiliate of each Party, and, when acting within such capacity, any officer, director, member, employee or agent of each Party, or of any of the above, and shall apply as well to claims arising out of state and federal statutes and local ordinances as well as to claims arising under the common law. Arbitration shall be the exclusive remedy for determining any such dispute, whether in tort, contract or otherwise, regardless of its nature. Arbitration shall be governed by the Comprehensive Arbitration Rules and Procedures (or similar commercial arbitration rules) of the Arbitration Service.

8.	Assignment. MDA may assign its rights and responsibilities under this Agreement to any entity in which all of the equity is owned by Todd Wier or members of his immediate family or trusts for the benefit of members of the Wier family. Except as set forth in the preceding sentence, neither this Agreement nor any right or responsibility under this Agreement may be assigned by a Party hereto without the written consent of the other Party.

9.	Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be the mailing addresses set forth on the first page of this Agreement or such email address of the Party as has been provided to other Party for this purpose, or at such other mailing address and/or email address as the recipient Party has specified by written notice given to the other Party at least three (3) business days prior to the effectiveness of such change.

10.	Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date recited above.

PLANET WEALTH, INC.		148 VENTURES LLC

By:	/s/ Lance Woodson	By:	/s/ Todd Wier
	Lance Woodson, Corporate Secretary		Todd Wier, Manager